1-13620

02035076

P.E 4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

MAY 2002

FORM 6-K

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2002

POWERGEN plc
53 New Broad Street
London EC2M 1SL, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

14:20 03 Apr RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:9633T
Powergen PLC
3 April 2002

Powergen plc

3 April 2002

Powergen plc ("the Company") announces that it was notified on 3 April 2002 that, in compliance with instructions to reinvest dividends and tax credits in their Personal Equity Plans, the following directors of the Company have increased their beneficial holding in Ordinary shares of the Company as shown, the increase being effected by a purchase of shares on 3 April 2002 at 770.5p per share.

	Shares Purchased
Mr Ed Wallis	280
Mr Nick Baldwin	13

David Jackson, Company Secretary

END

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Wednesday, 3 April 2002 14:20:25
RNS [nRNSC9633T]

08:19 09 Apr RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:2263U
Powergen PLC
9 April 2002

Powergen plc

9 April 2002

Powergen plc ("the Company") announces that it was notified on 8 April 2002 that, under the terms of the Company's Annual Bonus Enhancement Plan, the Trustees of the Powergen Employee Share Trust on 28 March 2002 awarded scrip shares on the holdings of the following directors of the Company as shown, representing the dividends received on their respective holdings in the Plan, translated at the closing share price on 28 March 2002, being 770p per share.

	Scrip Shares Awarded
Mr Nick Baldwin	102
Mr Peter Hickson	307

David Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Tuesday, 9 April 2002 08:19:15
RNS [nRNSI2263U]

08:40 16 Apr RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:5865U
Powergen PLC
16 April 2002

16 April 2002

Powergen plc

Holding in Company

Pursuant to Section 198 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 15 April 2002 that, as at 12 April 2002 Credit Suisse First Boston Equities Limited held a beneficial interest in 31,778,528 Ordinary shares of the Company, representing approximately 4.85% of the Ordinary shares of the Company then in issue. Of that amount, 12,450,000 shares (1.90%) represented a proprietary position, and the remainder was a consequence of client driven business.

David Jackson, Company Secretary

END

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Tuesday, 16 April 2002 08:40:06
RNS [nRNSP5865U]

13:33 18 Apr RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:7479U
Powergen PLC
18 April 2002

18 April 2002

Powergen plc

Holding in Company

Pursuant to Section 198 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 18 April 2002 that, as at 16 April 2002 Credit Suisse First Boston Equities Limited held a beneficial interest in 33,928,898 Ordinary shares of the Company, representing approximately 5.18% of the Ordinary shares of the Company then in issue. Of that amount, 12,450,000 shares (1.90%) represented a proprietary position, and the remainder was a consequence of client driven business.

David Jackson, Company Secretary

END

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Thursday, 18 April 2002 13:33:02
RNS [nRNSR7479U]

14:10 19 Apr RNS-REG-Powergen PLC <PWG.L> Results of Polls

RNS Number:8211U
Powergen PLC
19 April 2002

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

Powergen plc

19 April 2002

Recommended acquisition of Powergen plc ("Powergen") by E.ON UK plc ("E.ON UK"), a wholly-owned subsidiary of E.ON AG ("E.ON"), by means of a Scheme of Arrangement ("the Scheme") under Section 425 of the Companies Act 1985 ("the Acquisition")

The Board of Powergen is pleased to announce that, at a Court Meeting and an Extraordinary General Meeting of Powergen shareholders held earlier today, all the resolutions proposed received the overwhelming support of shareholders.

At the Court Meeting a poll was held on the resolution to approve the Scheme. The result of the poll is as follows:

Votes FOR the resolution: 273,690,270

Total number of shareholders voting in person or by proxy FOR the resolution: 169,462

Votes AGAINST the resolution: 4,738,544

Total number of shareholders voting in person or by proxy AGAINST the resolution: 15,468

The resolution was accordingly passed by a majority in number of the shareholders voting in person or by proxy with 98.30 per cent. of the votes cast in favour.

At the Extraordinary General Meeting a poll was held on the resolution proposed to approve both the Scheme and an amendment to the articles of association of Powergen. The result of the poll is as follows:

Votes FOR the resolution: 285,200,372

Total number of shareholders voting in person or by proxy FOR the resolution: 163,534

Votes AGAINST the resolution: 4,380,666

Total number of shareholders voting in person or by proxy AGAINST the resolution: 14,598

The resolution was accordingly passed by shareholders with 98.49 per cent. of the votes cast in favour.

Completion of the Acquisition is subject to the satisfaction or, if permitted, waiver of the remaining conditions of the Acquisition, the main outstanding conditions being approval from the US Securities and Exchange Commission and the sanction of the Scheme by the High Court. It is hoped that the US Securities and Exchange Commission approval and the Court sanction will be received in such time to permit the Acquisition to be completed in May 2002.

Enquiries:

Powergen	Gareth Wynn (Press)	+ 44 20 7826 2734
	Mark Lidiard (Investors)	+ 44 20 7826 2744
Dresdner Kleinwort Wasserstein	Jim Hamilton	+ 44 20 7623 8000
	Jeremy Miller	

Dresdner Kleinwort Wasserstein Limited is acting for Powergen and for no one else in connection with the Acquisition and will not be responsible to anyone other than Powergen for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Acquisition or the Scheme.

The directors of Powergen accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

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Friday, 19 April 2002 14:10:31
RNS [nRNSS8211U]

15:56 23 Apr RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:9677U
Powergen PLC
23 April 2002

Powergen plc

23 April 2002

Following approval by shareholders at the Court Meeting and Extraordinary General Meeting held on 19 April 2002 of the Scheme of Arrangement to effect the acquisition of Powergen plc (the "Company") by E.ON UK plc (the "Meetings"), the Company announces that on 23 April 2002, 17,410 American Depositary Shares in the Company ("ADSs") have been transferred to Mr Vic Staffieri, a director of the Company.

Mr Staffieri was conditionally awarded these ADSs as part of a retention arrangement implemented in connection with the Company's acquisition of LG&E Energy Corp. ("LG&E"), which was completed in December 2000. As explained in the circular to shareholders dated 27 March 2002 issued in connection with the Scheme of Arrangement, the entitlement of Mr Staffieri (and certain other senior executives of LG&E) to these ADSs is accelerated on a "change of control" of Powergen. Under the terms governing the award, a "change of control" of Powergen was deemed to occur when the resolutions at the Meetings were duly passed. The completion of E.ON's acquisition is nevertheless subject to the satisfaction or, if permitted, waiver of the remaining conditions of the acquisition, the main outstanding conditions being approval from the US Securities and Exchange Commission and the sanction of the Scheme of Arrangement by the High Court.

David Jackson, Company Secretary

The directors of Powergen accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

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Tuesday, 23 April 2002 15:56:37
RNS [nRNSW9677U]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ______________________

Name: Chris Salamé

Title: Authorised Signatory

Dated: April 23, 2002